Exhibit 4.10

Execution Copy

SUMMARY OF TERMS FOR AN ASSET ACQUISITION BETWEEN

Vectus Biosystems Limited

(ASX: VBS)

AND

XORTX Therapeutics Inc.

(Nasdaq: XRTX and TSXV: XRTX)

This Summary of Terms (the “Term Sheet”) sets forth the understanding with regard to a proposed asset acquisition (the “Asset Acquisition”) between XORTX Therapeutics Inc. (the “Buyer”) and Vectus Biosystems Limited (the “Seller”), whereby the Buyer will acquire the Assets (as defined below) in exchange for common shares of the Buyer that are listed for trading on Nasdaq and the TSX Venture Exchange (or common share equivalents, such as pre-funded warrants) (the “Issued Securities”). This Term Sheet is to be considered a binding agreement of the parties. Notwithstanding, the parties may determine and agree to enter into a further definitive agreement for the Asset Acquisition (the “Definitive Agreement”), but are not obligated to do so. In the event a Definitive Agreement is not entered into by and between the parties, this Term Sheet shall constitute the binding definitive agreement of the parties.

Purchased Assets

All of the Seller’s right, title and interest in and to the Assets, namely the Seller’s stand-alone sole VB4-P5 Renal Antifibrotic Therapeutic Treatment and Program (the “Program”) including:

1.

All Program Data, Inventory and Rights:

a.

all chemistry, manufacturing, basic non-clinical and clinical data for the specific Program in the Seller’s possession including data regarding kidney disease and specifically fibrosis in relation to the activity of the VB4-P5 small molecule;

b.

the Seller’s remaining stand-alone sole VB4-P5 inventory (i.e. non-GMP supply on an “as is” basis);

c.

all regulatory documentation and communications with the FDA and other international equivalent organizations with regard to the stand-alone sole VB4-P5 Program, including all regulatory filings (e.g. IND, NDA, etc.);

d.

all intellectual property rights and documentation related to the, and necessary for, Program, including under all patents, trade secrets, know-how, molecules,

peptides, amino acids, research data, clinical trial results and information materially relating to or forming part of the specific Program as well as under any license agreement or otherwise;

e.

any other assets owned by the Seller and not listed above that materially relate to, and are necessary for, the Program; and

f.

all master drug files relating to the Program and the rights to manufacture all drugs in connection with the Program,

(collectively defined herein as the “Assets”).

Form of Transaction:

The Buyer to acquire complete and unencumbered title to 100% of Assets from the Seller in exchange for the Issued Securities.

The Asset Acquisition will be structured in a tax effective manner for both the Seller and the Buyer pursuant applicable tax laws.

Purchase Price:

USD $3.0 million (the “Purchase Price”), payable through the issuance of the Issued Securities by the Buyer to the Seller at a deemed issue price that, in the aggregate, shall equal the Purchase Price. The deemed issue price (the “Issue Price”) shall at all times be determined by the parties in accordance with the rules and policies of the TSX Venture Exchange (the “TSXV”). Subject to the foregoing sentence, unless the parties otherwise agree in writing, the Issue Price shall be USD$0.86 per common share, or such lower price at which common shares of the Buyer (if any) are offered, issued or sold pursuant to the Registration Statement proposed to be filed and issued by the Buyer or, if lower, such price which is the VWAP for common stock of the Buyer sold in the five business days prior to Closing, provided that such lower price is not lower than the Discounted Market Price (as defined in the rules and policies of TSVX) as of the last trading day before the issuance of a press release by the Buyer announcing the Asset Acquisition or the filing of a Form 5C with the TSXV by the Buyer in respect of the Asset Acquisition.

Definitive Agreement:

If they so choose, the Buyer and the Seller may work together collaboratively to prepare, negotiate and complete the Definitive Agreement in an expeditious manner. In such instance, the Buyer’s legal counsel will prepare the first draft of the Definitive Agreement. In the event a Definitive Agreement is not entered into by and between the parties, this Term Sheet shall constitute the binding definitive agreement of the parties.

Closing:

At the closing of the Asset Acquisition (the “Closing”), the Purchase Price will be paid by the issuance by the Buyer of the Issued Securities at the Issue Price. The proportion of common shares and pre-funded warrants comprising the Issued Securities will be negotiated between the parties, subject to applicable stock exchange rules and applicable securities laws and, unless the parties otherwise agree in writing, shall be:

a.

such number of common shares issued at the Issue Price and that comprise 9.9% of issued and outstanding common shares of the Buyer as at Closing (the “Closing Common Shares”); and

b.

such number of pre-funded warrants, in respect of which, the underlying common shares, when issued, will be issued at the Issue Price that, in combination with the Closing Common Shares, equates to USD 3.0 million in value in the aggregate.

At the Closing, (i) Buyer will own complete and unencumbered title to 100% of the Assets free and clear of any liens, charges or security interests, and (ii) Seller will own USD $3.0 million fully paid of Issued Securities of the Buyer registered in the name of the Seller.

Prior to the Closing, the Buyer will continue its due diligence into the Assets.

Prior to the Closing, the Seller will continue its due diligence into the Buyer.

Unless the parties otherwise agree in writing, the Closing shall be no more than 90 days from the execution of this Term Sheet.

Cash	No cash consideration will be paid as part of the Asset Acquisition.
Post-Closing Share Ownership of the Buyer by the Seller:

The Buyer and the Seller agree that by utilizing both common shares of the Buyer and pre-funded warrants of the Buyer, it is intended that at or after Closing, the Seller shall not own more than 9.9% of issued and outstanding common shares of the Buyer.

If requested by the Seller in writing after the Closing, the Buyer will use its resonable commercial efforts to register all of the Issued Securities with the SEC to allow such Issued Securitites to be freely traded and sold, subject to the lock up agreement referred to below.

Closing Documentation:	At the Closing, the parties will enter into and deliver all necessary additional agreements and closing documentation customary for the type of transaction contemplated by this Term Sheet and the type of Assets to be purchased and sold pursuant to the Asset Acquisition.

The Seller will enter into a lockup agreement with the Buyer that provides, among other things, that:

a.

at any future shareholder meeting of the Buyer for a period of one year from Closing or such other period as agreed by the parties, the Seller will vote any common shares of the Buyer that it holds in accordance with the voting recommendations of the Buyer’s management; and

b.

the Seller may not sell any of the Closing Common Shares until the 45th day after the Closing Date and may not sell any prefunded warrants or common shares issued upon exercise of such warrants which are issued to the Seller until after the 180th day after the Closing Date, subject to any applicable stock exchange rules or applicable securities laws.

Shareholder Approval:

Subject to applicable stock exchange rules and applicable securities laws, the Buyer and the Seller intend to structure the Asset Acquisition in a manner that avoids shareholder approval for each of the Buyer and the Seller.

Conditions:

The Closing is expected to be subject to the satisfaction of customary conditions to Closing for a transaction of this type, including, but not limited to: (i) the Buyer being satisfied with that status of its due diligence in connection with the Assets; (ii) the Seller being satisfied, at that time, with that status of its due diligence in connection with the Buyer; (iii) satisfactory negotiation of the terms of the Definitive Agreement, including customary provisions for a transaction of this nature in the event that the parties determine to enter into a Definitive Agreement; (iv) approval by Boards of Directors of each of the Buyer and the Seller; (v) the satisfactory negotiation and completion of all relevant closing documents; (vi) the absence of a material adverse change with respect to the Assets or either party; (vii) the absence of a governmental restraint on consummation of the Asset Acquisition; (viii) receipt of all required regulatory or other approvals, including from the TSX Venture Exchange, Nasdaq and the ASX; and (ix) the Buyer continuing as a going concern at all times from the date of execution of this Term Sheet to the end of the lock up period and the Seller receiving confirmation of this in a form satisfactory to the Seller (acting reasonably).

If this Term Sheet is terminated or Closing does not occur, other than as a result of a breach of this Term Sheet by the Seller, then the Buyer shall issue to the Seller USD $50,000 of common shares at the Issue Price.

From the time of the execution of this Term sheet until the Closing and subject to applicable securities laws, the Buyer will keep the Seller informed of any significant transaction, capital raising, or dilutionary events which the Seller agrees to keep confidential subject to the applicable regulatory requirements.

From the time of the execution of this Term sheet until the Closing and subject to applicable securities laws, the Seller will keep the Buyer informed of any significant transaction, events or material facts or changes in connection with the Program and the Assets which the Buyer agrees to keep confidential subject to the applicable regulatory requirements.

Normal Course Operation of the Seller’s Business:	From the date of this Term Sheet and until completion of the Closing, the Seller shall continue to operate its business with respect to, and protect, the Assets in the normal course.
Representations & Warranties, Covenants and Deal Protections:	Any Definitive Agreement will contain representations, warranties, closing conditions and covenants customary for a transaction of this nature.
Fees and Expenses:	Except as otherwise agreed upon, each party shall each be responsible for its own costs and expenses incurred in connection with this Term Sheet and any Definitive Agreement.
Confidentiality:

The existence and terms of this Term Sheet will be treated as strictly confidential information pursuant to the mutual confidentiality agreement entered into between the Buyer and the Seller subject to any disclosure required by applicable stock exchange rules and applicable securities laws. The parties agree that the entering into of this Term Sheet constitutes a material fact or material change with respect to the Buyer and Seller, and will require disclosure in accordance with applicable securities laws and stock exchange rules.

Miscellaneous:

By their signatures below, each party represents and warrants that they have full power and authority to execute and deliver this Term Sheet and perform their respective obligations contained herein. The parties agree that this Term Sheet and any Definitive Agreement will be governed by and construed under the laws of the Province of Alberta. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Term Sheet or any

Definitive Agreement shall be brought and determined in the Courts of the Province of Alberta. SIGNED Terms are VALID until 11:59 PM (Calgary time) on Monday, October 15, 2025.

This Term Sheet is executed and made effective as of the last date set forth below:

XORTX Therapeutics Inc.		Vectus Biosystems Limited

By:	/s/ Allen Davidoff	By:	/s/ Ron Shnier
Name:	Allen Davidoff	Name:	Dr Ron Shnier
Title:	Chief Executive Officer	Title:	Chairman

Date:		Date:

By:		By:	/s/ Linda Waters
Name:		Name:	Linda Waters
Title:		Title:	Director

Date:		Date:

By:		By:	/s/ Maurie Stang
Name:		Name:	Maurie Stang
Title:		Title:	Director

Date:		Date: